January 3, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan and Jim Lopez

Re:	10X Capital Venture Acquisition Corp. III

Registration Statement on Form S-1

Filed March 4, 2021

File No. 333-253868

Dear Mr. Regan and Mr. Lopez:

On December 30, 2021, the undersigned, as the representative of the several underwriters, joined in the request of 10X Capital Venture Acquisition Corp. III that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. ET on January 4, 2022, or as soon as thereafter practicable. We hereby withdraw our request until further notice.

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[Signature Page Follows]

Very truly yours,

CANTOR FITZGERALD & CO.

By:	/s/ DAVID BATALION
Name: David Batalion
Title: Managing Director, Investment Banking

[Signature Page to UW Acceleration Request Withdrawal]